Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at December 31, 2022. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the twelve months ended December 31, 2022.

(Skr millions)
Senior debt:
Long-term	186,992
Short-term	139,278
Total senior debt (1), (2)	326,270

Subordinated debt:
Long-term	-
Short-term	-
Total subordinated debt (1)	-

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990
Reserves	-114
Retained earnings	17,699

Total	21,575

Total capitalization	347,845

(1)	At December 31, 2022, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at December 31, 2022.

(2)	Unguaranteed and unsecured.

(3)	In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, contingent liabilities and guarantees since December 31, 2022.